April 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

Re:	RPM International Inc.

Form 10-K for the Fiscal Year Ended May 31, 2014

Filed August 14, 2014

Response Dated March 17, 2015

File No. 1-14187

Dear Ms. Rocha:

On behalf of RPM International Inc. (the “Company”), this letter responds to the comment the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated April 1, 2015. For your convenience, we have repeated your comment in italics, and the Company’s response is set forth immediately below the Commission’s comment.

Form 10-K for the year ended May 31, 2014

Exhibit 13.1

Note Q — Segment Information, page 69

SEC Comment #1:

We note your response to comment one from our letter dated March 3, 2015. You indicate that management uses financial data provided by your operating segments as the source of information for statements made about the performance of various product categories during earnings calls. Please address the following:

•

Explain the interaction, if any, between the information systems used by your operating segments to provide product category sales and performance data to management and the general ledger system used to prepare your general purpose financial statements. Your response should

Securities and Exchange Commission

April 15, 2015

also explain the extent to which the systems used by your operating segments to provide product category sales and performance data to management are reconciled to your general ledger system or are consistent with GAAP;

•	During the fiscal 2015 first quarter earnings call on October 8, 2015, Frank Sullivan indicated that “in the caulks and sealants category . . . excluding . . . Kirker and Synta, on a core basis, we generated about 7% growth and mid-teens in EBIT growth.” Tell us how this product sales and EBIT information was derived, if it is based on systems used by your operating segments and if this information is reconciled to your general ledger and reconcilable to GAAP; and

•	Please refer to ASC 280-10-45-2 and Item 303(a) of Regulation S-K and tell us how you considered providing the same type of product line information shared by management in earnings calls as part of either your financial statement footnotes or MD&A.

Response:

•	The Company uses Oracle Hyperion Financial Management (“HFM”), a financial consolidation and reporting application, to prepare its internal and external financial statements and to analyze and monitor its financial and non-financial performance metrics. Using HFM, each of the Company’s legal entities submits and loads its general ledger to the HFM application. Each general ledger is prepared in a manner that is consistent with GAAP. Although other non-financial information and data is loaded into the application, none of the information loaded is related to product line sales information.

At the Company’s operating segment level, product line sales information is not available on a consistent basis. Product line sales might be available in some places as part of a sales management report, which is normally not reconciled to GAAP. In addition, sales management reports are inconsistently applied within the Company’s operating segments. For example, sales management reports may be utilized in more developed markets, but not regularly used in less developed markets.

Securities and Exchange Commission

April 15, 2015

•	With regard to Mr. Sullivan’s comments on the October 8, 2014 first quarter earnings call, it is necessary to break down his comments into two parts. His first comment was in the prepared remarks, in which Kirker and Synta are adjusted out of the consumer segment results. Kirker and Synta performance is being monitored due to unique circumstances, since both are subject to contingent purchase price obligation under their respective purchase agreements. The Company monitors Kirker and Synta financial results in order to determine if they have met the contractual obligations and, as a result, Mr. Sullivan was able to address those matters directly with his remarks. Kirker submits and loads its general ledger to the Company’s HFM application which reconciles to GAAP, while the Synta financial information is based upon divisional information included in the Company’s consolidated HFM results.

His comment with regard to the caulk and sealant category was later in the Q&A portion of the earnings call. At that point in the call, Mr. Sullivan was referring to the DAP business, but using a description so that investors would understand what he was referring to in a simpler way (i.e., investors may not know the major product lines sold by DAP, so generally identifying DAP’s products as caulks and sealants is more understandable). Again, DAP submits and loads its general ledger, which is prepared in manner that is consistent with GAAP, to the Company’s HFM application. Finally, as part of Mr. Sullivan’s response to the same question, he referred back to his prepared remarks describing the consumer segment’s result without Kirker and Synta.

•	Management believes that it has appropriately addressed, in its financial statement footnotes and MD&A, all information material to investors to understand the entity and its financial condition, changes in financial condition and results of operations in conformity with ASC 280-10-45-2 and Item 303 (a) of Regulation S-K. Management believes that the more granular information provided during the October 8, 2014 earnings call did not rise to the level of material information. However, management will continue to assess the materiality of information that may be disclosed and will consider financial statement footnote or MD&A disclosure if management determines that such information is material to investors with respect to the results of a particular period.

Securities and Exchange Commission

April 15, 2015

The Company believes that this letter is responsive to your comment. Should you require further information or if there are any questions concerning the response set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon

Edward W. Moore

Thomas F. McKee